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                                    ADDENDUM

This Addendum is made as of 16 June, 2003 (the "Addendum"), by and among (i) Rafael Armament Development Authority Ltd. ("Rafael"), (ii) Galram Technologies Industries Ltd. ("Galram"),), (iii) DEP Technologies Holdings Limited ("DEP"), and (iv) RDC Rafael Development Corporation Ltd. ("RDC"), to amend Section 7.1 of the Joint Venture Agreement dated July 1993 by and among the parties hereto (the "Joint Venture Agreement).

1. Unless otherwise set forth herein, all capitalized terms shall have the meaning ascribed to them in the Joint Venture Agreement.

2.   Definitions. For the purpose of this Addendum:

     2.1. "Affiliate" shall mean with respect to any entity or person, any other entity or person controlling, controlled by or under common control with such entity or person.

     2.2. "Company's Value" shall mean, in connection with either public or private offering of the securities of any NewCo, as defined hereunder:
          (A) the aggregate number of shares of NewCo on a fully diluted basis immediately prior to the consummation of the said offering, after giving effect to the conversion of all convertible securities and the exercise of all securities exercisable into the shares of NewCo (the "Securities"), multiplied by (B) the price per share set under the proposed offering.

     2.3. "Exit" shall mean, with respect to any NewCo, the earlier to occur of
          (i) the initial public offering of the Securities of NewCo ("IPO");
          (ii) the sale of at least 80% of NewCo's Securities held by RDC; (iii) the sale of all or substantially all of the assets or shares of NewCo; or (iv) the merger of NewCo with another entity, where NewCo is not the surviving entity.

     2.4. "Exit Consideration" shall mean the following consideration to be received by RDC pursuant to an Exit:

          2.4.1. If the Exit is pursuant to an IPO, then (A) the aggregate number of shares of NewCo held by RDC immediately prior to the IPO, multiplied by (B) the price per shares set under the IPO; and otherwise

          2.4.2. In all other Exit events, the fair market value of the consideration actually received by RDC pursuant to or in connection with an Exit, whether in cash, assets and/or securities.

     2.5. "NewCo" shall have the same meaning as defined under Section 3 below.

     2.6. "Rafael Management" shall mean for the purpose of this Agreement (i) the management of Rafael, which generally includes the CEO, the vice president for finance and control and the General Counsel of Rafael, or (ii) in the event that the organization described above is not functioning, the CEO of Rafael.





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3.   Amendment to Section 7.1.2. Subject to the provisions of Section 8 below,
     Section 7.1.2 of the Joint Venture Agreement is hereby replaced in its entirety with the following:

     "(A) In the event that RDC shall identify Other Technologies which it wishes to exploit commercially, it shall advise Rafael in writing of its wish to obtain license to exploit such Technologies in the non-military market. The notice by RDC shall specify the Technologies in question, and the plan of RDC for its development and exploitation.

     (B) Following the said notice, RDC shall incorporate a new entity ("NewCo"), and Rafael shall grant NewCo a world-wide, exclusive, royalty-free transferable (subject to the restrictions below) and perpetual field-of-use license to use and commercially exploit the relevant Other Technologies in the non-military field of use (the "Other Technologies License"). Notwithstanding the foregoing, Rafael may rescind the Other Technology License in the event of a material breach of its terms on behalf of NewCo, including without limitations, if NewCo shall use such license outside its field of use. The transfer of the Other Technology License shall be subject to Rafael's prior approval, which shall not be withheld other than for (i) military defense restrictions or due to Israel's security considerations, or
          (ii) if the transferee is an entity which, at the time of such assignment, directly competes with Rafael in the military market.

     (C) In consideration for the Other Technologies License, RDC shall grant Galram an option (the "Option") to receive from RDC shares of NewCo, constituting up to 3% of all of NewCo's outstanding share capital on a fully diluted basis as of the date of the grant of the Option, subject to the Anti-Dilution Protection and adjustments to be made in accordance with the provisions of section (E) below, including all outstanding warrants, options, options to employees under approved option plan, etc. (the "Option Shares"), for the exercise price equal to the par value of the share per each such Option Share (the "Exercise Price") . For the avoidance of any doubt, the grant of the Option and the transfer of the Option Shares shall not be subject to any first-refusal and/or any similar rights of the other shareholders of NewCo. For the avoidance of any doubt, the Option (provided granted prior to the termination hereof) shall survive the termination of this Addendum, and shall only be terminated in accordance with the provision hereof.

     (D) The number of Option Shares to which the Option shall be exercisable into will be increased upon each issuance of new Securities by NewCo, so that the Option Shares will continue to constitute 3% of NewCo's share capital as set forth above following such issuance (the "Anti-Dilution Protection"), all of which exercisable for the respective Exercise Price, until the earlier to occur of the following events:

          (i) The end of a 4 (four) years period commencing as of the incorporation of NewCo, provided however, that if an offer or a transaction for the





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          issuance of shares or any other Securities is outstanding or under negotiations or discussions, then only at such time when such proposed transaction is consummated or no longer in effect;

          (ii) The raising of funds by NewCo from non-Affiliated investors through either public or private offering of NewCo's Securities, provided however that the pre-money Company's Value of NewCo, in connection with the proposed offering, shall be valued at not less than US$66,000,000.

          (iii) Immediately prior to the expiration of the Option pursuant to the provisions of Sub-Section (F) below.

     (E) In the event of a stock split, stock reverse split, issuance of bonus shares, or any other reorganization or recapitalization of the share capital of NewCo, the number of Option Shares and the Exercise Price shall be accordingly adjusted to reflect such recapitalization; provided however that such adjustment shall be made only to the extent not already covered under the Anti Dilution Protection hereunder.

     (F) The Option shall expire immediately prior to the consummation of an Exit or the winding up, liquidation or dissolution of NewCo, whichever occurs earlier."

4.   Amendment to Section 7.1.3. Subject to the provisions of Section 8 below,
     Section 7.1.3 of the Joint Venture Agreement is hereby replaced in its entirety with the following:

     "(A) In the event that Rafael and/or Galram identify Other Technologies and wish, on their own initiative, to cooperate with a third party in the commercial exploitation of such technologies in the non-military market through a jointly held, directly or indirectly, vehicle (the "Vehicle") or to sell or license any Other Technologies, they will serve RDC a business plan prepared by a "Big 5" firm of Independent Certified Public Accountants, describing the features of the Other Technologies in question and setting out the major elements and terms of the venture as contemplated by Rafael and/or Galram (the "Venture"), including description of intellectual property aspects, market definition, relevant financial projections and such other similar matters, all in accordance with high professional standards (the "Business Plan").

     (B) RDC shall then have the right to notify Rafael in writing within the next 30 days, whether or not it is interested in the Venture. Rafael and/or Galram shall make their best reasonable efforts to provide RDC with any additional information available to Rafael it shall require in this respect.

     (C) If RDC shall not notify Rafael that it is interested in the Venture as aforesaid, then Rafael Management shall be at liberty to approve the further development and research of, and/or the search for third-party partners for such Venture (the "Management Approval"). In such event, Rafael shall so





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          notify RDC in writing and RDC shall have the right to notify Rafael in writing within the next 30 days after receipt of a written notice regarding such Management Approval, that it is interested in the Venture.

     (D) If RDC shall not notify Rafael that it is interested in the Venture as aforesaid following the Management Approval, then Rafael and/or Galram shall be at liberty to approach any third party, and to negotiate and consummate a respective agreement therewith. In such event RDC shall be subject to customary confidentiality undertakings with respect to the Business Plan and will not be entitled to make any use whatsoever of the data disclosed to it thereunder.

     (E) If RDC notifies Rafael and/or Galram that it is interested in the Venture in accordance with the provisions of either sub-section (B) or
          (C) above, then the provisions of sub-sections 7.1.2 (B)-(F) shall apply, mutatis mutandis. In such event RDC shall reimburse Rafael and/or Galram for their reasonable direct costs and expenses to third parties incurred in connection with the preparation of the Business Plan."

5.   Amendment to Section 7.1.4. Subject to the provisions of Section 8 below,
     Section 7.1.4 of the Joint Venture Agreement is hereby replaced in its entirety with the following:

     "(A) In the event that Rafael and/or Galram are approached by a third party
          (the "Proposing Party") which proposes to cooperate with Rafael and/or Galram in the development and in the commercial exploitation in the non-military market of Other Technologies through a Vehicle, they shall give written notice of such proposal to RDC and provide RDC with a Business Plan prepared in accordance with the provisions of Sub-Section 7.1.3 (A) above.

     (B) RDC shall then have the right to notify Rafael and/or Galram in writing within the next 30 days whether it is interested to acquire Rafael's and/or Galram's proposed participation in the Vehicle (the "Assignment").

     (C) If RDC shall not notify Rafael that it is interested in the Venture as aforesaid, then Rafael Management shall be at liberty to approve the further development and research of, and/or the search for third-party partners for such Venture, including the Proposing Party (the "Management Approval"). In such event, Rafael shall so notify RDC in writing and RDC shall have the right to notify Rafael in writing within the next 30 days after receipt of a written notice regarding such Management Approval, that it is interested in the Venture.

     (D) If RDC shall not notify Rafael and/or Galram that it is interested in the Venture as aforesaid following the Management Approval, then Rafael and/or Galram shall be at liberty to negotiate and consummate a respective agreement with the Proposing Party. In such event, RDC shall be subject to customary non-confidentiality undertakings with respect to the Business





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          Plan and will not be entitled to make any use whatsoever in the data disclosed to it thereunder.

     (E) If RDC shall notify Rafael and/or Galram that it is interested in the Venture in accordance with the provisions of either sub-section (B) or
          (C) above, RDC shall conduct the negotiations with the Proposing Party, and a representative of Rafael and/or Galram shall be allowed to attend such negotiations. Upon execution and delivery by RDC and the Proposing Party of a term sheet or any other form of agreement concerning the Venture (the "Agreement"), RDC shall so notify Rafael.

          The provisions of Section 7.1.2 (B)-(F) shall apply, mutatis mutandis, with respect to any entity to be incorporated pursuant to the said Agreement between RDC and the Proposing Party (including, without limitation, Rafael's undertaking to grant the Other Technologies License to such NewCo). In addition, RDC shall reimburse Rafael and/or Galram for their reasonable direct costs and expenses to third parties, if any, incurred in connection with the preparation of the Business Plan.

     (F) If an Agreement is not executed between RDC and the Proposing Party within 90 days as of RDC's notice to Rafael that it is interested in the Venture, then Rafael and/or Galram shall be at liberty to negotiate and consummate an agreement with such Proposing Party, provided however, that the terms and conditions thereunder are not less favorable to such Proposing Party than the terms and conditions earlier proposed by RDC. RDC shall be entitled to be notified of the consummation and of the relevant terms and conditions of such agreement, and shall be subject to similar non-disclosure undertaking as set under Sub-Section (D) above."

6.   Survival of Provisions.

     6.1. The provisions of sub-sections 7.1.1, 7.1.5 and 7.1.6, and all other provisions of the Joint Venture Agreement shall remain as set forth under the Joint Venture Agreement effective immediately prior to the execution hereof.

     6.2. Notwithstanding any of the foregoing, the provision of this Addendum shall not apply to the microelectronics project, known as the "TARASH" project.

7.   Management Services.

     7.1. During the term of this Addendum, as defined under Section 8 below, DEP shall provide or cause any entity wholly-owned by DEP or which wholly owns DEP to provide to any NewCo incorporated by RDC pursuant to the provisions of this Addendum (including without limitation, pursuant to any Venture with third parties, other than Rafael) management services (the "Services"), from time to time.

     7.2. In consideration for the Services, DEP shall be entitled to receive from RDC with respect to each such NewCo, irrespective of the amount or extent of





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          Services provided, subject to the consummation of an Exit with respect to such NewCo, a management fee as follows (the "Management Fee"):

          7.2.1. The Management Fee shall be calculated as 3.5% of the positive balance, if any, between (A) the value of the Exit Consideration, minus (B) US$50,000,000, provided however that in no event shall the Management Fee exceed the amount of US$2,310,000 with respect to any single NewCo.

          7.2.2. The payment of the Management Fee to DEP shall be in the same means as the payment of the Exit Consideration (for example, if the Exit Consideration shall be paid to RDC in stock or debt, then the Management Fee to be paid by RDC to DEP shall be in the same kind of stock or debt, etc.). Upon the written consent of RDC and DEP, the Management Fee payable pursuant to an IPO will be payable in securities, rather than cash.

          7.2.3. The Management Fee to DEP shall be payable immediately after the consummation of an Exit, except as set forth below:

               (i) If the Exit Consideration is received in connection with an IPO, the Management Fee will be payable only when RDC shall have actually sold shares of NewCo pursuant to such IPO. If RDC will elect to sell such shares of NewCo in several portions, it will be entitled to pay DEP only up to one third (1/3) of the consideration received pursuant to each such sale on the account of the Management Fee, until such Management Fee is paid in full.

               (ii) If the Exit Consideration is received in securities of another company which are not publicly traded, or are subject to any lock-up or similar restriction ("Restricted Securities"), then such Management Fee shall be payable to DEP only upon the earlier of the following: (A) such Restricted Securities will be sold in consideration for cash or asset or securities other than Restricted Securities, or (B) RDC shall have first sold such Restricted Securities pursuant to a public offering, or (C) the lock-up or similar restrictions applicable to such Restricted Securities shall have expired.

               For the avoidance of any doubt, the Management Fee shall be calculated according to the value of the original Exit Consideration and will not be affected from the deferred payment hereunder.

          7.2.4. RDC's undertaking hereunder to pay DEP the Management Fee for Services rendered during the term of this Addendum shall survive the termination hereof for a period of additional 24 months, with respect to each New Company to which DEP has provided such Services for an aggregate period of at least 24 months.





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8.   Term and Termination. This Addendum shall be effective as of the execution hereof and for a period of 3 (three) years thereafter (the "Original Term"), and shall be automatically renewed for additional 3 (three) year periods (each an "Additional Term") upon the termination of the Original Term and each Additional Term, respectively; all unless terminated by a written notice to be sent by either party to all other parties at least 6 months prior to the end of the Original Term or any Additional Term, respectively.

     Upon the termination hereof according to the provisions of this Section 8, the provisions of the Joint Venture Agreement effective immediately prior to the execution hereof shall apply and shall remain in full force and effect. The provisions of Sections 9 and 10 hereof shall survive the termination of this Addendum.

9. Assignment of Rights. The parties hereby agree and acknowledge that pursuant to the transformation of Rafael Armament Development Authority ("Rafael Authority") into an entity incorporated under the Israeli law under the name of Rafael Armament Development Authority Ltd., all of the rights and obligations of Rafael Authority under the Joint Venture Agreement have been assigned to Rafael on January 1, 2002, and Rafael hereby accepts and assumes all such rights and obligations and acknowledges the rights and obligations of the other parties under the Joint Venture Agreement, to the extent exist, including without limitations all rights and obligations of RDC; all with effect as of the date of the said assignment. Rafael represents and warrants that the said assignment has not and will not constitute a default under, or breach of any agreement or law or any other instrument to which Rafael is a party or by which it is bound, and does not require the consent of any person or entity.

10. DEP Share Purchase. Rafael acknowledges that it is aware of the proposed purchase by Elron Electronics Industries Ltd. ("Elron") of all shares and capital notes held by Discount Investment Corporation Ltd ("DIC") in DEP, and of the proposed assignment to Elron of all the loans made by DIC to RDC, and agrees that such purchase and assignment shall not in any manner affect DEP's rights and obligations under the Joint Venture Agreement and this Addendum, provided however that the said purchase and assignment will not constitute a default under, or breach of any agreement or law or any other instrument to which either DEP, DIC or Elron are a party or by which they are bound, and will not require the consent of any person or entity (unless such consents shall be duly obtained).

                              [SIGNATURE PAGE NEXT]





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IN WITNESS HEREOF, the parties hereto have executed this amendment as of the date first above written:

RAFAEL ARMAMENT                           DEP TECHNOLOGIES HOLDINGS
DEVELOPMENT AUTHORITY LTD.                LIMITED


By: /s/ Giora Shalgi  /s/ Michael Wainer  By: /s/Paul Weinberg  /s/ Doron Birger
    ------------------------------------      ----------------------------------


GALRAM TECHNOLOGIES
INDUSTRIES LTD.


By: /s/ Michael Ryce  /s/ Michael Wainer
    ------------------------------------


RDC RAFAEL DEVELOPMENT CORPORATION LTD.


By: /s/ Reuben Baron  /s/ Michael Ryce
    ------------------------------------

DIC Acknowledgement. DIC hereby acknowledges that this Addendum does not affect in any manner whatsoever any obligation or liability of DIC, to the extent applicable, under the Joint Venture Agreement and the Assignment of Rights dated July 3, 1993, between DIC, PEC Israel Economic Corporation and DEP.

DISCOUNT INVESTMENT
CORPORATION LTD.


By: /s/ Michel Dahan  /s/ Raanan Cohen
    ----------------------------------